

Mailstop 3233

May 23, 2016

<u>Via E-Mail</u>
Lori B. Wittman
Executive Vice President and Chief Financial Officer
Care Capital Properties, Inc.
191 N. Wacker Dr., Suite 1200
Chicago, IL 60606

  Re: Care Capital Properties, Inc.
    Form 10-K for the fiscal year ended December 31, 2015
    Filed March 10, 2016
    File No. 1-37356

Dear Ms. Wittman:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jennifer Monick

           Jennifer Monick
           Assistant Chief Accountant
           Office of Real Estate and
            Commodities